FOR IMMEDIATE RELEASE

[LOGO OF BRASKEM]

        Braskem Successfully Completes US$ 30 million Syndicated Facility


Sao Paulo, August 22, 2003 --- BRASKEM S.A. (NYSE: BAK; BOVESPA: BRKM5), leader in the thermoplastics segment in Latin America and among the five largest Brazilian privately-owned industrial companies, today announced that it has concluded successfully the syndication of a US$ 30 million secured pre-export finance facility structured by ORIX Trade Capital ("OTC").

The facility has a tenor of 18 months and is secured by future export US dollar receivables. The facility documentation was signed on August 19th.

OTC (www.orixtradecapital.com) is part of ORIX USA Corporation, a subsidiary of ORIX Corporation. Established in 1964, ORIX Corporation is an integrated financial services group based in Tokyo, Japan, and is listed on the Tokyo Stock Exchange (TSE: 8591) and New York Stock Exchange (NYSE: IX). With $49 billion of assets and approximately 11,600 employees throughout 23 countries worldwide, ORIX's activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking.

OTC acted as Arranger and Bookrunner for the Facility. Lead Managers were HSH-Nordbank, New York Branch, and OTC; and Participants were Banco do Brasil, New York Branch and Landesbank Rheinland-Pfalz - Girozentrale.

Commenting on the transactions, Braskem's Chief Financial Officer, Paul Altit, indicated that: "This is a very important deal for us, since it provides Braskem with an attractive and cost-efficient mechanism to finance its operations, also solidifying our relationship with domestic and international banks. We are confident this facility should lead to similar transactions of this type in the future."


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Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production of 5.0 million tons of petrochemical products. .

Jose Marcos Treiger         Luiz Henrique Valverde        Vasco Barcellos
Investor Relations Offier   Investor Relations Manager    Investor Relations
jm.treiger@braskem.com.br   (5511) 3443-9744                Manager
                            luiz valverde@braskem.com.b   vasco.barcellos@
                                                            braskem.com.br

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